Clear Street LLC

SEC # 8-69972
CRD # 288933

Consolidated Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

For The Year Ended December 31, 2023

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934 and deemed PUBLIC in accordance
with Regulation 1.10(g) under the Commodity Exchange Act.



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers of Clear Street LLC

Opinion on the Financial Statement
We have audited the accompanying consolidated statement of financial condition of Clear Street LLC and its subsidiary (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

New York, New York
February 29, 2024

Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2023
(amounts in thousands)

Assets

Cash and cash equivalents	$	130,498
Cash segregated under federal and other regulations		122,195
Securities purchased under agreements to resell		18,821,367
Securities borrowed		11,135,587
Securities received as collateral		3,910,205
Financial instruments owned, at fair value		2,342,942
Receivable from customers		988,612
Receivable from broker-dealers and clearing organizations		721,971
Other assets		10,743
Total Assets	**$**	**38,184,120**

Liabilities and Equity

Liabilities

Securities sold under agreements to repurchase	$	17,664,653
Securities loaned		13,176,376
Obligation to return securities received as collateral		3,910,205
Payable to customers		1,634,834
Financial instruments sold, not yet purchased, at fair value		832,983
Payable to broker-dealers and clearing organizations		219,375
Accounts payable and accrued liabilities		37,191
Total liabilities		37,475,617

Equity

Member's equity		708,503
Total Liabilities and Equity	**$**	**38,184,120**

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2023

1. Organization and Description of Business

Clear Street LLC ("Company") is a limited liability company organized in the state of Delaware. The Company's sole member is Clear Street Holdings LLC ("Holdings"). The Company's operating agreement provides that the Company's Chief Executive Officer ("CEO") has sole authority to carry out management responsibilities and control day-to-day management of the Company's operations, including determination of profit and loss allocations among members, distributions and admittance of new members. As a limited liability company, the member's liabilities are limited to amounts reflected in their capital account.

Founded in 2016, the Company, headquartered in New York, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Commodity Futures Trading Commission ("CFTC"), the Municipal Securities Rulemaking Board ("MSRB"), the National Futures Association ("NFA") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company has clearing memberships with principal stock exchanges in the United States, including the New York Stock Exchange ("NYSE") and The Nasdaq Stock Market ("NASDAQ") among others. The Company is also a member of the Depository Trust and Clearing Company ("DTCC"), the National Securities Clearing Corporation ("NSCC"), the Fixed Income Clearing Company ("FICC"), the Government Securities Clearing Corporation ("GSCC") and the Options Clearing Corporation ("OCC"). The Company's primary designated self-regulatory organization is FINRA.

The Company is the sole member of Clear Street Markets LLC ("Markets"). Markets is a proprietary trading firm and broker-dealer registered with the SEC and maintains memberships at most principal United States exchanges including NYSE, NASDAQ and the Cboe Options Exchange ("Cboe"). Markets' designated self-regulatory organization is Cboe. The accompanying Consolidated Statement of Financial Condition includes the accounts of Markets at December 31, 2023.

The Company has entered into clearing arrangements with introducing brokers and executes and clears securities transactions directly for customers. Accordingly, the Company is subject to SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements. The Company is approved to engage in clearing, execution, investment banking, prime brokerage, stock lending, and margin lending to customers of introducing firms as well as to direct customers and correspondents. On December 21, 2023, the Company's application to register as a Futures Commission Merchant ("FCM") was approved by the National Futures Association. As of December 31, 2023, the Company's FCM was not operational nor soliciting customers.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and Clear Street Markets LLC and have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") and its Accounting Standards

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2023

Codification ("ASC") and Accounting Standards Updates ("ASU"). All material intercompany balances and transactions have been eliminated in consolidation. The Consolidated Statement of Financial Condition is presented in U.S. dollars.

Use of Estimates

The preparation of consolidated statements of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the period. Actual results may differ from estimated amounts.

Change in Accounting Principles

During the current fiscal year, the Company adopted a change in accounting principle related to the presentation of its collateralized financing transactions. The Company did not offset collateralized financing transactions with the same counterparty on the Consolidated Statement of Financial Condition at December 31, 2022, whereas collateralized financing transactions are presented net-by-counterparty at December 31, 2023 when the criteria for offsetting are met. As discussed in Note 7, Collateralized Transactions, the change in accounting principle resulted in a $7.1 billion offset of the resale and repurchase agreements on the Consolidated Statement of Financial Condition at December 31, 2023. Management believes that the adoption of this change provides more relevant representation of the Company's financial position.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures* to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its financial statements and related disclosures.

Cash and Cash Equivalents

Cash and cash equivalents and Cash segregated in compliance with federal and other regulations include demand deposits held in banks and certain highly liquid investments with original maturities of three months or less when purchased. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2023

Collateralized Agreements

The Company enters into collateralized financing transactions in its normal course of business, primarily to acquire securities to accommodate counterparty needs, earn residual interest spreads and obtain securities for settlement purposes. The Company's collateralized financing transactions include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities lending and borrowing transactions. Additionally, the Company receives securities as collateral in securities-for-securities transactions.

The resale and repurchase agreements are accounted for as collateralized financing transactions and recorded at contract value, plus accrued interest, which approximates fair value. It is the Company's policy to take possession of collateral under resale agreements. In the same manner, the Company provides securities to its external counterparties to collateralize repurchase agreements. These agreements are collateralized with U.S. treasury and federal agency securities, corporate bonds, and mortgage-backed securities with a fair value equal to or in excess of the principal amount loaned. The fair value of the underlying collateral is reviewed daily, and additional cash or other collateral is obtained or returned as necessary. Counterparties are principally primary dealers of U.S. government debt securities and financial institutions. At December 31, 2023, the Company held $112.6 million of qualified securities for the benefit of customers in a segregated account pursuant to SEC Rule 15c3-3.

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received which approximates fair value. In connection with these transactions, the Company receives or posts collateral, which comprises cash and/or securities. In accordance with substantially all its stock borrowed agreements, the Company is permitted to sell or repledge securities received. Securities borrowed or loaned are recorded based on the amount of cash or other collateral advanced or received. As part of the Company's risk management practices, the initial cash collateral advanced or received generally is greater than the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed or loaned and delivers or obtains additional collateral as appropriate. Securities borrowed and securities loaned with the same counterparty are not offset on the Consolidated Statement of Financial Condition.

The Company acts as a lender in securities lending transactions and may receive securities that can be pledged or sold as collateral instead of receiving cash. To the extent that the Company receives securities collateral in exchange for securities lent, such assets are recorded at fair value in Securities received as collateral with a corresponding Obligation to return securities received in the same amount on the Consolidated Statement of Financial Condition.

Where the requirements of ASC 210-20, *Balance Sheet Offsetting*, are met, collateralized agreements are presented on a net-by-counterparty basis on the Consolidated Statement of Financial Condition.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2023

Receivable from/Payable to Broker-dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations primarily include cash collateral deposited with clearing organizations, securities failed to deliver, amounts due from introducing brokers, and amounts due from prime brokers related to the Company's trading activity consisting primarily of the clearance, settlement, and financing of customers' securities and market making. Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent they serve as deposits for securities sold, not yet purchased. Payables to broker-dealers and clearing organizations primarily represent payables related to amounts due for unsettled trades, amounts due to clearing organizations, securities failed to receive, and amounts due to introducing brokers.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased, relate to market making and trading activities, and include listed and other equity securities, listed equity options and debt securities.

The Company records financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased, at fair value.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of discounts for large holdings (block discounts) of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements.

Transfers in or out of levels are recognized based on the beginning fair value of the year in which they occur. For the year ended December 31, 2023, there were no transfers between levels in the fair value hierarchy.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, are carried at fair value, and include futures contracts, and options. Consistent with ASC 815, *Derivatives and Hedging* (ASC 815), the Company has made an accounting policy election to report the fair value fluctuations associated with derivative instruments in the same line as the hedged instrument. Fair values of exchange-traded derivatives, primarily listed equity options, are based on quoted market prices. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met. Cash flows associated with such derivative activities are included in cash flows from operating activities on the Consolidated Statement of Cash Flows. Refer to Note 6, *Derivative Instruments,* for further information related to the Company's derivative holdings.

Exchange Memberships

Exchange memberships include ownership interests in the exchanges that entitle the Company to certain trading privileges ("exchange memberships"). Exchange memberships are initially recorded at cost, and subsequently at cost less impairment. The Company reviews the carrying value compared to the fair value of exchange memberships on an annual basis to determine whether an impairment has occurred and on an interim basis when certain events occur, or certain circumstances exist. The Company's exchange memberships are recorded in Other assets on the Consolidated Statement of Financial Condition. At December 31, 2023, management concluded that no impairment had occurred on any such exchange memberships.

Income Taxes

The Company is a limited liability company and therefore no provision is made in this Consolidated Statement of Financial Condition for federal, state or local income taxes as such liabilities are the responsibility of the member.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2023

3. Cash Segregated Under Federal and Other Regulations

The Company maintains custody of customer funds and is obligated by rules and regulations mandated by the SEC to segregate or set aside cash and or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. At December 31, 2023, included in Cash segregated under federal or other regulations on the Consolidated Statement of Financial Condition was $122.0 million which has been segregated in a special reserve account for the exclusive benefit of the Company's customers and $0.1 million in a special account for the exclusive benefit of the Company's introducing brokers under Rule 15c3-3 of the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"), *Computation for Determination of Reserve Requirements*.

4. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and Payables to broker-dealers and clearing organizations consisted of the following at December 31, 2023 (in thousands):

Assets		
Due from prime brokers	$	458,232
Due from introducing broker dealers		107,463
Due from clearing organizations		94,053
Securities failed to deliver		62,223
Total receivable from broker-dealer and clearing organizations	**$**	**721,971**
Liabilities		
Unsettled trades with clearing organizations	$	105,105
Securities failed to receive		81,814
Due to clearing organizations		13,510
Due to introducing broker dealers		10,622
Due to prime brokers		8,325
Total payable to broker-dealers and clearing organizations	**$**	**219,375**

5. Fair Value

Financial Instruments Measured at Fair Value

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in Note 2, *Significant Accounting Policies*. Exchange-traded equity securities and listed equity options are valued based on quoted prices from the primary exchange and are classified as Level 1 securities in the fair value hierarchy. Debt securities are valued based on recently executed transactions or market quotations and are generally categorized as Level 2 investments in the fair value hierarchy. Values for financial instruments other than those discussed above are estimated in good faith by the Company and are generally categorized as Level 3 in the fair value hierarchy. At December 31, 2023, the Company held no financial instruments whose values were estimated by the Company.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2023

Fair value measurements for those items measured on a recurring basis are summarized below at December 31, 2023 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value
Assets				
Financial Instruments owned				
Equities	$ 2,296,950	$ 8,234	$ -	$ 2,305,185
Listed equity options	34,893	-	-	34,893
Debt securities				
U.S. Treasury bonds and notes	-	-	-	-
Non-U.S. government debt securities	-	55	-	55
State and municipal obligations	-	-	-	-
Corporate debt obligations		2,809	-	2,809
Financial Instruments owned	$ 2,331,843	$ 11,099	$ -	$ 2,342,942
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 521,340	$ -	$ -	$ 521,340
Listed equity options	308,276	-	-	308,276
Debt securities				
U.S. Treasury bonds and notes	-	-	-	-
Corporate debt obligations	-	3,366	-	3,366
Financial instruments sold, not yet purchased	$ 829,616	$ 3,366	$ -	$ 832,983

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Consolidated Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short-term nature of the underlying assets.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2023

The table below summarizes financial assets and liabilities not carried at fair value at December 31, 2023. For the year ended December 31, 2023, there were no transfers between levels in the fair value hierarchy (in thousands).

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 130,498	$ 130,498	$ 130,498	$ -	$ -
Cash segregated under federal and other regulations	122,195	122,195	122,195	-	-
Securities purchased under agreements to resell	18,821,367	18,821,367	-	18,821,367	-
Securities borrowed	11,135,587	11,135,587	-	11,135,587	-
Receivable from broker-dealers and clearing organizati	721,971	721,971	-	721,971	-
Receivable from customers	988,612	988,612	-	988,612	-
Securities received as collateral	3,910,205	3,910,205	-	3,910,205	-
Other assets	10,743	11,081	-	11,081	-
Total financial assets	$ 35,841,178	$ 35,841,517	$ 252,693	$ 35,588,824	$ -
Liabilities					
Securities sold under agreements to repurchase	$ 17,664,653	$ 17,664,653	$ -	$ 17,664,653	$ -
Securities loaned	13,176,376	13,176,376	-	13,176,376	-
Payable to customers	1,634,834	1,634,834	-	1,634,834	-
Obligation to return securities received as collateral	3,910,205	3,910,205	-	3,910,205	-
Payable to broker-dealer and clearing organizations	219,375	219,375	-	219,375	-
Accounts payable and accrued liabilities	37,191	37,191	-	37,191	-
Total financial liabilities	$ 36,642,635	$ 36,642,635	$ -	$ 36,642,635	$ -

6. Derivative Instruments

The Company does not have any derivative instruments designated as hedging instruments under ASC 815. The fair value of the Company's derivative instruments on a gross basis consisted of the following at December 31, 2023 (in thousands):

Derivative Assets	Financial Statement Caption	Fair Value	Notional Value
Listed equity options	Financial instruments owned, at fair value	$ 34,893	$ 2,893,529
Equity index futures	Receivable from broker-dealers and clearing organizations	-	2,820
Equity swaps	Receivable from broker-dealers and clearing organizations	189	3,248

Derivative Liabilities	Financial Statement Caption	Fair Value	Notional Value
Listed equity options	Financial instruments sold, not yet purchased, at fair value	$ 307,017	$ 3,172,707
Equity index futures	Payable to broker-dealers and clearing organizations	-	1,021
Equity swaps	Payable to broker-dealers and clearing organizations	382	17,606

Receivable from broker-dealers and clearing organizations included $0.3 million in net variation margin on futures and swap contracts and other deposits related to futures and swap trading at December 31, 2023.

7. Collateralized Transactions

The Company enters into collateralized transactions including resale agreements and repurchase agreements, securities borrowing and securities lending transactions, mainly to finance trading inventory positions, obtain securities for settlement, and meet customers' needs.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2023

Although the Company only offsets collateralized transactions when the requirements of ASC 210-20, *Balance Sheet Offsetting*, are met, substantially all these transactions are documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. In addition, the Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the table below, the amounts of collateralized transactions that are offset in the Consolidated Statement of Financial Condition and netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in default, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments (in thousands).

Offsetting of Financial Assets	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Assets Presented in the Consolidated Statement of Financial Condition	Financial Instruments	Cash Collateral Paid (Received)	Net Amount
Securities purchased under agreements to resell	25,897,382	(7,076,015)	18,821,367	(19,345,164)	571,777	47,980
Securities borrowed	11,135,587	-	11,135,587	(10,684,914)	(336,993)	113,680
Securities received as collateral	3,910,205	-	3,910,205	(3,910,205)	-	-
Total	**$ 40,943,174**	**$ (7,076,015)**	**$ 33,867,159**	**$ (33,940,283)**	**$ 234,783**	**$ 161,660**
Offseting of Financial Liabilities						
Securities sold under agreements to repurchase	24,740,668	(7,076,015)	17,664,653	(18,058,299)	571,777	178,131
Securities loaned	13,176,376		13,176,376	(12,704,923)	(336,993)	134,460
Obligation to return securities received as collateral	3,910,205	-	3,910,205	(3,910,205)	-	-
Total	**$ 41,827,249**	**$ (7,076,015)**	**$ 34,751,234**	**$ (34,673,427)**	**$ 234,783**	**$ 312,591**

Under most collateralized financing agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to enter into collateralized financing transactions to deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2023, substantially all of the securities received as collateral were delivered or repledged.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2023

The below two tables present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged as of December 31, 2023 (in thousands):

	Remaining contractual maturity of the agreements				
	Overnight and continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	$ 3,315,539	$ 20,603,737	$ 729,446	$ 91,945	$ 24,740,668
Securities loaned	13,176,376	-	-	-	13,176,376
Obligation to return securities received as collateral	-	241,994	3,668,211	-	3,910,205
Total	$ 16,491,915	$ 20,845,731	$ 4,397,656	$ 91,945	$ 41,827,249

	Securities sold under repurchase agreements	Securities loaned	Obligation to return securities received as collateral	Total
U.S. Treasury bonds and notes	$ 24,565,296	$ 347,469	$ -	$ 24,912,765
Equities	-	12,404,744	3,779,490	16,184,234
Corporate debt securities	175,371	424,163	130,715	730,249
Total	$ 24,740,668	$ 13,176,376	$ 3,910,205	$ 41,827,249

8. Borrowings

On December 4, 2020, the Company entered into a revolving credit agreement ("Committed Facility") with a consortium of banks which has been extended and amended annually. The Committed Facility was amended to $300.0 million in aggregate on December 3, 2022, and again to $315.0 million in aggregate on December 2, 2023. The Committed Facility consists of five borrowing bases: (i) Borrowing Base A Loan is to be used to finance the purchase and settlement of securities, (ii) Borrowing Base B Loan is to be used to fund margin deposit with the National Securities Clearing Corporation, (iii) Borrowing Base C Loan is to fund and under certain circumstances, customer withdrawals, Borrowing Base D Loan includes borrowings to cover FICC MBS blackout periods, and (v) Borrowing Base E to fund margin at domestic Futures/Options clearinghouses. The limits and interest rates for each of the Borrowing Bases is shown below (in thousands):

Borrowing Base	Prior Limit	Current Limit	Interest Rate
A	$ 300,000	$ 315,000	Base + 1.5%
B	$ 187,500	$ 210,000	Base + 2.5%
C	n/a	$ 210,000	Base + 2.5%
D	n/a	$ 210,000	Base + 2.0%
E	n/a	$ 210,000	Base + 2.0%

In connection with the December 2, 2023, amendment to the Committed Facility the Company incurred issuance costs of $1.2 million which is being amortized over the term of the agreement. Included in Other assets at December 31, 2023 is $1.1 million representing the unamortized balance of these costs.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2023

As of December 31, 2023, the Company had an uncommitted credit agreement in place ("Uncommitted Facility"). The agreement was established on March 28, 2022, and consisted of two borrowing bases: (i) Borrowing Base A which is available up to $200.0 million of secured loans ("Broker Loans") at 1.5% plus the bank's base rate and (ii) Borrowing Base B which is available up to $10.0 million of unsecured overnight loans at the bank's prime commercial rate as in effect on such day.

The Committed Facility and the Uncommitted Facility include unused commitment fees of 0.50% and 0.05% per annum, respectively, on the average daily unused portion of these facilities which are payable quarterly in arrears. At December 31, 2023 the Company did not have any outstanding balances on the Committed Facility or the Uncommitted Facilities.

9. **Financial Instruments, Off-Balance-Sheet Risk, and Certain Other Risks and Uncertainties**

Customer Activities

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to a customer, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company executes, clears, and settles customer transactions involving securities purchased and sold. The Company seeks to control risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, the Company requires the customer to deposit additional collateral or reduce positions, when necessary. Such transactions may expose the Company to significant off-balance-sheet risk if the collateral is not sufficient to cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to liquidate the collateral at prevailing market prices in order to fulfill the customer's obligations.

Market Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations on the Consolidated Statement of Financial Condition at December 31, 2023 at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2023. In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2023

Credit Risk

The Company accounts for current estimated credit losses (CECL) on financial assets and certain off-balance sheet items, including securities borrowed transactions, receivables from broker dealers and clearing organizations and receivables from customers, in accordance with ASC 326-20, *Financial Instruments – Measurement of Credit Losses on Financial instruments* (ASC 326-20). ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet items as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future events.

ASC 326-20 provides the practical expedient for certain financial assets that are secured by collateral maintenance. This election may be made when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

Determination of eligibility of financial assets for the collateral maintenance expedient requires consideration of credit quality of the assets, and the related need for an allowance for credit losses based on several factors including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the fair value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand.

The Company evaluated the guidelines of ASC 326-20 and determined its Receivables from customers and collateralized financing transactions to meet the eligibility requirements for the elective practical expedient. The Company also deemed the credit risk of organizations with which it entered into clearing agreements, relating to Receivables from broker-dealers and clearing organizations, to be materially low, and the establishment of a reserve account for CECL to be unnecessary.

The Company elected to apply the practical expedient to margin loans and the accrued interest on these loans based on the terms of margin agreements with customers. Margin levels are monitored daily and contract terms require the customer to deposit additional collateral or reduce positions when necessary, pursuant to ASC 326-20. In connection with the customer's continuing ability to meet additional collateral requests, contract terms limited the Company's exposure to the current cost to replace all contracts in which the Company has a gain.

Collateralized financing transactions met the practical expedient requirement based on collateral terms within contracts with counterparties. The Company maintains collateral from counterparties and continuously monitors the value of the securities posted as collateral and obtains additional collateral pursuant to contractual provisions to ensure the cash held by the counterparty is fully collateralized.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2023

Operational Risk

Less direct than the exposure to market risk and credit risk, but of critical importance, are risks pertaining to operational and back-office processes. This is particularly the case in a rapidly changing environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include but are not limited to:

Operational/settlement risk: the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions; failure to process corporate actions; delays in trade execution, clearance and/or settlement; errors in processing options exercise or contra exercise instructions; or the inability to process large volumes of transactions.

Technological risk: the risk of loss attributable to technological limitations; connectivity or market data issues; or hardware or software failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, with customers and in the markets where the Company participates, all without interruption. In addition, the Company must continue to implement technological changes that will result from regulatory and/or marketplace changes.

Legal/documentation risk: the risk of loss attributable to deficiencies in the documentation of transactions (such as master netting agreements), or errors that result in non-compliance with applicable legal and regulatory requirements.

Financial control risk: the risk of loss attributable to limitations in financial systems and controls. Strong financial systems and controls ensure that assets are safeguarded, transactions are executed in accordance with management's authorization, and financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

Cybersecurity Risk

We rely on technology and automation to perform many functions within Clear Street. Cyber threats are a risk that we are exposed to as a result of our heavy reliance on technology. These threats could result in data loss or destruction, business interruption, financial loss and other risks. We have taken steps to mitigate the various cyber threats, and we keep improving our security posture and reducing the risk level. We have dedicated resources for building and running risk mitigation plans on various parts of our business - infrastructure, software development, business operations etc. These include hardening of infrastructure, regular patching and upgrading of systems and code, scanning and closing down vulnerabilities, 24/7 security monitoring and more. We constantly review and assess our security posture and make sure it matches the ever-changing threat landscape. Cybersecurity risk is managed under the direction of our Chief Information Security Officer. We periodically review policies and procedures to ensure they are effective and accurate. We also have built playbooks for addressing cyber incidents in order to be able to perform incident response and crisis management workflows in the most effective way.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2023

Litigation

The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. At December 31, 2023, there were no unasserted claims or assessment that management is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

10. Related Party Transactions

The Company may engage in transactions in the ordinary course of business with related parties.

The Company has a management and an expense sharing agreement with Clear Street Management LLC ("CS Management") which is a member of Holdings. The Company shares office space in New York with CS Management and its subsidiary entities. This intercompany services agreement also provides for the allocation of compensation and administrative expenses based on actual usage. In addition, the Company reimburses or is reimbursed by CS Management for direct expenses paid by or credited to CS Management on behalf of the Company. At December 31, 2023, included in Other assets was a $4.3 million receivable from CS Management.

The Company maintains a consulting and service agreement with Clear Street Technologies LLC ("CS Tech") for technology infrastructure and support. CS Tech is under common control with the Company through Holdings which is the parent for both. At December 31, 2023, included in Other assets on the Consolidated Statement of Financial Condition was $0.1 million receivable from CS Tech.

The Company maintains a software license agreement with Clear Street Technologies USVI LLC ("CS Tech USVI") for technology infrastructure and support. CS Tech USVI is under common control with the Company through Holdings. At December 31, 2023, there were no amounts payable or receivable between the Company and CS Tech USVI.

From time to time, the Company receives short-term financing from Holdings' parent company, Clear Street Group Inc. ("CSG"). The Company pays interest to CSG on the outstanding loan balance at a rate equal to the Overnight Bank Funding Rate. At December 31, 2023, included in Accounts payable and accrued liabilities on the Consolidated Statement of Financial Condition was $1.3M in interest payable to CSG.

The Company provides clearing and execution services to Clear Street Derivatives LLC ("CSD"), a security-based swap dealer under common control through Holdings. At December 31, 2023, included in Receivables from broker-dealers and clearing organizations was a $107.5 million receivable from CSD.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2023

11. Net Capital Requirements

Clear Street LLC and Markets are subject to Securities Exchange Act of 1934 Rule 15c3-1 ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEA Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1,500,000 or 2% of aggregate debit items as defined. Markets is required to maintain net capital equal to the greater of $250,000 or a calculated amount based on the number of securities it makes markets into a maximum of $1,000,000. These regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 120% of its minimum required capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer. Clear Street LLC is also subject to the CFTC's minimum net capital rule under regulation 1.17.

The Company has received approval from FINRA to utilize the flow through benefits of the Company's investment from Markets under Appendix C of SEA Rule 15c3-1. Included in the Net Capital of the Company is $22.3 million attributable to Markets. Included on the Consolidated Statement of Financial Condition are assets of $739.3 million, liabilities of $691.5 million and member's equity of $47.8 million attributable to Markets.

At December 31, 2023, the Company had net capital of $603.8 million, which was $565.9 million in excess of its required net capital of $37.9 million. At December 31, 2023, Markets had net capital of $23.3 million, which was $22.3 million in excess of its required net capital of $1,000,000.

12. Subsequent Events

The Company has evaluated its subsequent events disclosure through February 28, 2024, the date that the Company's Consolidated Statement of Financial Condition was issued and has determined that there have been no events that would have a material impact on this Consolidated Statement of Financial Condition as of December 31, 2023.